UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



                                  SCHEDULE 13-D
                                 Amendment No. 4


                    Under the Securities Exchange Act of 1934


                       CONTINENTAL INVESTMENT CORPORATION
                                (Name of Issuer)


                     Common Stock, Par Value $0.50 Per Share
                         (Title of Class of Securities)


                                  211-515-10-1
                                 (CUSIP Number)


                                  Stewart Rahr
                               152-35 10th Avenue
                              Whitestone, NY 11357
                                 (718) 767-4767
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                  May 28, 1998
                          (Date of event Which Requires
                            Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13-G to report the acquisition which is the subject of this Schedule 13-D, and is filing this Schedule because of Rule 13d-1(b) or (4), check the following box. [ ]

Check the following box if a fee is being paid with this statement. [    ]

                               Page 1 of 5 Pages

                             CUSIP NO. 211-515-10-1



(1)        Name of Reporting Persons S.S. or                                        Stewart Rahr
           I.R.S. Identification No. of Above                                       SS# ###-##-####
           Person
(2)        Check the Appropriate Box if a Member                                    (a)
           of a Group                                                               (b)

(3)        SEC Use Only
(4)        Source of Funds                                                          PF
(5)        Check if Disclosure of Legal
           Proceedings is Required Pursuant to
           Items 2(d) or 3(e)
(6)        Citizen or Place of Organization                                         United States of America

                                                   (7)    Sole Voting Power             1,135,795
Number of Shares                                   (8)    Shared Voting
Beneficially                                              Power                           829,758
Owned by Each
Reporting Person With                              (9)    Sole Dispositive
                                                          Power                         1,135,795
                                                   (10)   Shared Dispositive              829,758
                                                          Power
(11)       Aggregate Amount Beneficially Owned                                           1,965,553
           by Each Reporting Person




                                Page 2 of 5 Pages

Item 1.   Security and Issuer
          -------------------

          This statement on Schedule 13-D (the "Statement") relates to shares of the common stock, $0.50 par value per share (the "Shares"), of Continental Investment Corporation, a Georgia corporation (the "Company"), whose principal executive offices are located at 10254 Miller Road, Dallas, Texas 75238.

Item 2.   Identity and Background
          -----------------------

          (a) This Statement is filed by Stewart Rahr, an individual residing in the State of New York. The foregoing person is hereinafter sometimes referred to as the "Reporting Person."

          (b) and (c)

          The principal business address of Stewart Rahr is Kinray Company, 152-35 10th Avenue, Whitestone, New York 11357. The principal business of Stewart Rahr is wholesale pharmaceutical sales.

          (d) The Reporting Person, during the last five years, has not been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors).

          (e) The Reporting Person, during the last five years, has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceedings was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

          (f) Stewart Rahr is a citizen of the United States of America.

Item 3.   Source and Amount of Funds or Other Consideration
          -------------------------------------------------

          The purchase of the Company's Common Stock was made with cash by Stewart Rahr.

Item 4.   Purpose of the Transaction
          --------------------------

          The Company's Common Stock was purchased by Stewart Rahr for investment purposes.






                                Page 3 of 5 Pages

Item 5.   Interest in the Securities of the Issuer
          ----------------------------------------

          (a) As of August 17, 1998, Stewart Rahr is the beneficial owner of 1,965,553 shares of the Company's Common Stock, (which includes an Option to Purchase 200,000 shares of the Company's Common Stock and 100,000 shares owned by his wife Carol Rahr), which represents 15.61% of the outstanding Common Stock.

          (b) Stewart Rahr has:

          (i) sole voting and disposition power with respect to 1,135,795 shares (200,000 shares of which are options to acquire the Company's Common Stock);

          (ii) shared voting and disposition power with respect to 729,758 shares held by a certain trust created on May 27, 1997 with respect to which Stewart Rahr is a co-trustee with Leo Irvings and the beneficiary until May 2002. With respect to the co-trustee, Leo Irvings:

          The principal business address of Leo Irvings is Irvings Roth & Rubin PLLC, Certified Public Accountants, 98 Cutter Mill Road, Great Neck, NY 11021. The principal business of Leo Irvings is accounting. Leo Irvings, during the last five years, has not been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors). Leo Irvings, during the last five years, has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceedings was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. Leo Irvings is a citizen of the United States of America.

          (iii) shared voting and disposition power with respect to 100,000 shares owned by Stewart Rahr's wife, Carol Rahr. With respect to Carol Rahr:

          The home address of Carol Rahr is 3 Croydon Court, Dix Hills, NY 11745. Carol Rahr is a homemaker. Carol Rahr, during the last five years, has not been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors). Carol Rahr, during the last five years, has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceedings was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. Carol Rahr is a citizen of the United States of America.

          (c) On May 28, 1998, derivative securities consisting of the following two Options to Purchase held by Stewart Rahr expired: (1) 200,000 shares at $20.00 per share; and (2) 200,000 shares at $25.00 per share.

          (d) 100,000 shares of which the Reporting Person has beneficial ownership are owned by his wife, Carol Rahr.

          (e) None


                                Page 4 of 5 Pages

Item 6.   Contracts, Arrangements, Understandings or Relationships With Respect
          ---------------------------------------------------------------------
          to Securities of the Issuer
          ---------------------------

          On May 27, 1997, the Reporting Person transferred 800,000 shares of the Company's Common Stock to an irrevocable Grantor-Retained Annuity Trust he created on that date (the "GRAT"). Stewart Rahr and Leo Irvings serve as the co-trustees of the GRAT and share voting and dispositive power with respect to the shares of the Company's Common Stock held by the GRAT. Until May 27, 2002, Stewart Rahr is entitled to receive in each taxable year of the GRAT a fixed annual annuity payment from the GRAT. At the earlier of 5 years from the creation of the GRAT or Stewart Rahr's death, any principal remaining in the GRAT is payable to The Stewart J. Rahr Gift Trust dated May 27, 1997 or, if the GRAT terminates upon his death, to Stewart Rahr's estate.

          As of December 31, 1997, Stewart Rahr received 70,242 shares of the Company's Common Stock in satisfaction of the annual annuity to which he was entitled for the 1997 taxable year. The GRAT currently holds 729,758 shares of the Company's Common Stock.

Item 7.   Materials to be Filed as Exhibits
          ---------------------------------

          None




          SIGNATURE


          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete, and correct.


                                                   /S/ Stewart Rahr
                                                   STEWART RAHR, an individual

August 17, 1998







                                Page 5 of 5 Pages